UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

ARGAN S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

France

(Jurisdiction of Subject Company's Incorporation or Organization)

WAREHOUSES DE PAUW NV

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Mickaël Van den Hauwe

Chief Financial Officer

Warehouses De Pauw NV

Blakebergen 15

1861 Wolvertem

Kingdom of Belgium

Tel: +32 473 93 74 91

Emails: mickael.vandenhauwe@wdp.eu and merger@wdp.eu

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 24, 2026

(Date of Dissemination)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the documents referred to in this Form CB.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents were made publicly available in accordance with home jurisdiction requirements but not sent to security holders and are attached hereto as exhibits to this form:
Exhibit No.	Description
99.1	Press release of the proposed merger and share exchange of Warehouses De Pauw NV and Argan S.A. published on July 23, 2026 on the website of Warehouses De Pauw NV.
99.2	Common Draft Terms of a Cross-Border Merger by Acquisition dated July 23, 2026 relating to the proposed merger and share exchange of Warehouses De Pauw NV and Argan S.A.
99.3	Notification of Warehouses De Pauw NV to shareholders, creditors and (representatives of) employees dated July 23, 2026.
99.4	Investor presentation relating to the proposed merger and share exchange of Warehouses De Pauw NV and Argan S.A. dated July 23, 2026.
(2)	Not applicable.
(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is being submitted concurrently with the furnishing of this Form CB.
(2)	Any change in the name or address of the agent for service of process shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.
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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2026	WAREHOUSES DE PAUW NV By: /s/ Joost Uwents Name: Joost Uwents Title: Managing Director

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